UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

81763U100
(CUSIP Number)

Jonathan Brolin
Edenbrook Capital, LLC
116 Radio Circle

Mount Kisco, NY 10549
(914) 239-3117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1( e), 240.13d -l(f) or 240.13d -l(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,439,977
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,439,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,439,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.97%
14	TYPE OF REPORTING PERSON (See Instructions) IA,00

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SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,606,980
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,606,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,606,980
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.09%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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SCHEDULE 13D

CUSIP No. 81763U100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,439,977
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,439,977
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,439,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.97%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 23, 2019 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13 D filed with the SEC on August 9, 2019 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13 D filed with the SEC on March 23, 2020 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13 D filed with the SEC on June 19, 2020 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13 D filed with the SEC on August 5, 2020 ("Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D filed with the SEC on September 23, 2020 ("Amendment No. 5") and Amendment No. 6 to the Original Schedule 13D filed with the SEC on December 1, 2020 ("Amendment No. 6") and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No 5, Amendment No. 6 and Amendment No. 7, the ("Schedule 13D"), with respect to the Common Stock, par value $0.0001 (the "Common Stock") of ServiceSource International, Inc. (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 3 and 5 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 19,439,977 shares of the Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $22,709,045. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof , (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 19,439,977 shares of Common Stock, constituting 19.97% of the shares of Common Stock, based upon 97,348,525 shares of Common Stock outstanding as of April 23, 2021, based on the information set forth in the Quarterly Report on form 10-Q filed by the Issuer on April 28, 2021, and (ii) the Fund may be deemed to be the beneficial owner of 17,606,980 shares of Common Stock, constituting 18.09% of the shares of Common Stock, based upon 97,348,525 shares of Common Stock outstanding as of April 23, 2021, based on the information set forth in the Quarterly Report on form 10-Q filed by the Issuer on April 28, 2021.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Common Stock; have the shared power to vote or direct the vote of 19,439,977 shares of Common Stock; have the sole power to dispose or direct the disposition of 0 shares of Common Stock; and have the shared power to dispose or direct the disposition of 19,439,977 shares of Common Stock.

The Fund has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 17,606,980 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 17,606,980 shares of Common Stock.

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(c) The transactions by the Reporting Persons in the securities of the Issuer since the last filing are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d) No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held  by the Fund and the other private investment funds advised by Edenbrook.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2021

Dated

EDENBROOK CAPITAL, LLC

/s/ Jonathan Brolin
Name:   Jonathan Brolin

Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

By: Edenbrook Capital Partners, LLC
             Its General Partner

/s/ Jonathan Brolin
Name:   Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
JONATHAN BROLIN

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Schedule A

Date	Transaction	Symbol	Shares	Price

5/11/2021	BY	SREV	3,647	1.2944

5/12/2021	BY	SREV	8,463	1.2943

5/25/2021	BY	SREV	42,153	1.2164

5/26/2021	BY	SREV	7,847	1.216

5/27/2021	BY	SREV	4,347	1.1998

6/8/2021	BY	SREV	6,957	1.1881

6/16/2021	BY	SREV	18,696	1.1633

6/17/2021	BY	SREV	15,000	1.1467

6/18/2021	BY	SREV	2,500	1.14

6/21/2021	BY	SREV	6,961	1.1457

6/22/2021	BY	SREV	19,239	1.1265

6/28/2021	BY	SREV	44,653	1.3205

6/29/2021	BY	SREV	55,347	1.3423

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